IONIX TECHNOLOGY, INC.

Rm 608 Block B Times Square No. 50 People Road Zhong District,
Dalian City, Liaoning Province, China 116001

March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance; Office of Life Sciences

Attn: Mr. Stertzel

100 F. Street, N.E.

Washington, D.C. 20549

Re: Ionix Technology, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-253936

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement, referred to above, as amended, be accelerated so that it will be declared effective at 11:00 AM Eastern Daylight Time on March 18, 2021, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IONIX TECHNOLOGY, INC.

By: /s/ Cheng Li
Name: Cheng Li
Title: Chief Executive Officer

cc:	Lockett + Horwitz, A Prof. Law Corp.

Jessica M. Lockett, Esq.